TEXARKANA FIRST FINANCIAL CORPORATION

                  1999 ANNUAL REPORT TO STOCKHOLDERS





                           TABLE OF CONTENTS




                                                                       Page

     Chairman's Letter to Stockholders.................................  1

     Corporate Profile.................................................  2

     Selected Financial Data...........................................  3

     Supplementary Financial Information...............................  4

     Management's Discussion and Analysis of Financial Condition
       and Results of Operations.......................................  5

     Report of Independent Certified Public Accountants................ 17

     Financial Statements.............................................. 18

     Directors and Officers............................................ 43

     Banking Locations................................................. 43

     Stockholder Information........................................... 44

     Glossary - Financial Terms........................................ 45

                           Letter to Our Stockholders


Texarkana First Financial experienced another very good year of operations in 1999. Net income totaled $3.2 million or $2.07 per diluted share and the return on stockholders' equity increased to 12.02% from 11.85%.

Loan growth continued at a very rapid pace with loan originations of $68 million, exceeding the previous year when borrowers refinanced mortgages in record amounts.

Deposit growth of 1.3% was less than previous years. We attribute this to many factors including lower interest rates during much of the year and a bullish stock market.

We have been active in our stock buyback program during this past year with the purchase of 136,650 treasury shares at a cost of $3.2 million. Repurchase of common stock, to be held as treasury stock, reduces the number of outstanding shares and total equity, which in turn results in improved earnings per share and return on stockholders' equity.

Even though earnings are strong, this year has been a difficult time for bank stocks. Both the S&P Major Regional Bank Index and the Stifel Thrift Index were negative (13.8% and 12.4%) for the year. Your stock closed at 21 1/4 on September 30, 1999 which was 1 1/8 or 5% lower than a year ago.

On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act which eliminated the provisions of the Glass-Steagall Act of 1933. The new law permits bank holding companies and its subsidiaries to offer banking, securities and insurance services. Also, contained in the act is a provision which permits Arkansas banks to charge the maximum rate of interest allowed in the home state of a bank located outside of Arkansas but having branches in the state. In summary, we believe the passage of this financial modernization bill will present some new opportunities for additional income.

In March 2000, First Federal Savings will open the long awaited branch office in Texas. This will be the first office in another state for the Association and will give us a location in the high growth area of Texarkana. We anticipate rapid growth from this office.

The Company is Y2K ready and we look forward to a positive beginning of the new millennium in the year 2000. We appreciate your confidence expressed by investing in Texarkana First Financial.



                                          Sincerely,

                                          /s/ James W. McKinney

                                          James W. McKinney
                                          Chairman and Chief Executive Officer

                                 CORPORATE PROFILE



Texarkana First Financial Corporation (the "Company") was incorporated in March 1995 under Texas law for the purpose of acquiring all of the capital stock issued by First Federal Savings and Loan Association of Texarkana (the "Association") in connection with the Association's conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association (the "Conversion"). The Conversion was consummated on July 7, 1995 and, as a result, the Company became a unitary savings and loan holding company for the Association. The Company has no significant assets other than the shares of the Association's common stock acquired in the Conversion and the loan to the Employee Stock Ownership Plan ("ESOP") and has no significant liabilities. The business and management of the Company consists primarily of the business and management of the Association. The Company has no other subsidiaries and the Association has no subsidiaries.

The Association is a federally chartered stock savings and loan association which conducts business through its main office and four full service branch offices. The Association is primarily engaged in attracting deposits from the general public and using these funds primarily to originate single-family (one-to-four units) residential loans and to a significantly lesser extent, nonresidential or commercial real estate loans, construction loans on primarily residential properties, consumer loans and multi-family loans. To a limited extent, the Association also invests in securities issued by the United States Government and agencies thereof and mortgage-backed securities. The Association derives its income principally from interest earned on loans and investments and, to a lesser extent, from fees received in connection with the origination of loans and for other services. The Association's primary expenses are interest expense on deposits and general operating expenses. Funds for activities are provided primarily by deposits, amortization and prepayments of outstanding loans and other sources. The Association's goal is to continue to serve its market area of southwest Arkansas and northeast Texas as a community oriented, independent financial institution dedicated primarily to financing home ownership while providing needed financial services to its customers in an efficient manner.

The Company's and the Association's executive offices are located at Third and Olive Streets, Texarkana, Arkansas. Their mailing address is P.O. Box 2950, Texarkana, Arkansas 75504-2950 and their telephone number is (870) 773-1103.

                           SELECTED FINANCIAL DATA
                (Dollars in Thousands, Except Per Share Data)


    Years Ended September 30   1999     1998     1997     1996     1995
                             -------- -------- -------- -------- --------
   SUMMARY INCOME STATEMENT
   Interest income...........$ 14,862 $ 14,678 $ 13,417 $ 12,745 $ 11,236
   Interest expense..........   7,961    7,905    6,982    6,480    6,042
   Net interest income.......   6,901    6,773    6,435    6,265    5,194
   Provision for loan losses.      --     (100)      --       --      177
   Noninterest income........   1,129    1,151      755      753      665
   Noninterest expense(1)....   3,020    2,933    2,604    3,335    2,367
   Income before income tax..   5,010    5,091    4,586    3,683    3,315
   Income tax expense........   1,783    1,785    1,702    1,282    1,312
   Net income(1).............   3,227    3,306    2,884    2,401    2,003

   PER COMMON SHARE(2)
   Net income(basic).........  $ 2.17   $ 2.03   $ 1.71   $ 1.31   $  .40
   Net income(diluted).......  $ 2.07   $ 1.94   $ 1.68   $ 1.31   $  .40
   Cash dividends declared(3)  $  .65   $  .58   $  .50   $ 3.45       --
   Dividend payout ratio.....   30.00%   28.54%   29.53%  263.36%      --
   Book value(end of year)...  $17.14   $16.36   $15.32   $14.02   $16.54
   Market price(end of year).  $21.25   $22.38   $23.75   $14.25   $13.25
   Market/book(end of year)..  123.98%  136.80%  155.03%  101.64%   80.11%

   YEAR-END BALANCES
   Total assets..............$201,147 $189,451 $178,710 $165,747 $160,652
   Investment securities.....  33,095   27,685   21,176   17,458   21,432
   Loans receivable, net..... 161,208  155,781  148,471  136,805  123,309
   Deposits.................. 153,992  151,955  143,207  133,071  124,953
   Stockholders' equity......  26,378   27,416   27,380   26,424   32,808

   PERFORMANCE RATIOS
   Net interest margin.......    3.63%    3.74%    3.90%    3.90%    3.59%
   Return on average assets..    1.65     1.78     1.71     1.46     1.35
   Return on average equity..   12.02    11.85    10.74     7.34    10.92
   Operating efficiency(4)...   37.61    37.01    36.22    47.52    40.40

   ASSET QUALITY RATIOS
   Nonperforming loans to
    total loans..............     .66%     .19%     .19%     .15%     .17%
   Nonperforming assets to
    total assets.............     .53      .18      .23      .17      .33
   Allowance for loan losses
    to nonperforming loans...   93.08   342.32   401.43   540.09   536.92
   Allowance for loan losses
    to total loans...........     .62      .64      .76      .84      .91
   Net charge-offs to
    average total loans......    .005     .014     .015     .003     .004

   CAPITAL RATIOS
   Tier 1 capital to assets..   13.29%   14.42%   15.29%   15.95%   15.40%
   Tier 1 risk-based capital.   22.13    23.69    25.12    26.99    27.74
   Total risk-based capital..   22.66    24.24    25.82    27.78    28.68

    (1) 1996 includes the special SAIF assessment of $835,000 ($515,000 net).

    (2) 1995 per share data is for the period beginning July 7, the IPO date.

    (3) 1996 includes a $3.00 special one-time distribution.

    (4) Noninterest expense to net interest income plus noninterest income.

                          SUPPLEMENTARY FINANCIAL INFORMATION


                          Selected Quarterly Operating Results
                      (Dollars In Thousands, Except Per Share Data)


                                Fourth        Third       Second        First
                                Quarter      Quarter      Quarter      Quarter
                                -------      -------      -------      -------
Year Ended September 30, 1999
 Interest income.............   $3,753       $3,708       $3,659       $3,742
 Interest expense............    1,993        1,962        1,967        2,039
 Net interest income.........    1,760        1,746        1,692        1,703
 Provision for loan losses...       --           --           --           --
 Noninterest income..........      244          269          276          340
 Noninterest expense.........      746          740          771          763
 Net income..................      810          804          792          821
Per common share:
 Net income (basic)..........   $  .56       $  .55       $  .52       $  .54
 Net income (diluted)........      .54          .52          .50          .51
 Cash dividends..............      .17          .16          .16          .16
 Common stock price:
  High.......................    24.50        24.50        24.13        24.25
  Low........................    21.25        23.25        22.25        20.00
  Last trade.................    21.25        23.75        23.75        23.13
Selected ratios (annualized):
 Net interest margin.........     3.60%        3.66%        3.65%        3.60%
 Return on average assets....     1.61         1.64         1.66         1.69
 Return on average equity....    12.16        12.11        11.80        11.99


Year Ended September 30, 1998
 Interest income.............   $3,757       $3,686       $3,641       $3,594
 Interest expense............    2,054        1,998        1,930        1,923
 Net interest income.........    1,703        1,688        1,711        1,671
 Provision for loan losses...       --         (100)          --           --
 Noninterest income..........      307          263          325          256
 Noninterest expense.........      719          732          751          731
 Net income..................      900          842          808          756
Per common share:
 Net income (basic)..........   $  .56       $  .52       $  .49       $  .46
 Net income (diluted)........      .54          .49          .47          .44
 Cash dividends..............      .16          .14          .14          .14
 Common stock price:
  High.......................    28.25        30.63        29.63        27.13
  Low........................    21.88        27.88        24.75        23.88
  Last trade.................    22.38        28.38        27.75        25.00
Selected ratios (annualized):
 Net interest margin.........     3.62%        3.69%        3.87%        3.78%
 Return on average assets....     1.86         1.80         1.78         1.67
 Return on average equity....    12.74        11.97        11.78        10.88

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

Management's discussion and analysis of results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements and the other sections contained in this Annual Report.

The Company's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. The Company's results of operations also are affected by the provision for loan losses, the level of its noninterest income and expenses, and income tax expense.



Asset/Liability Management and Interest Rate Risk

The objective of asset/liability management is to maximize net interest margin within an acceptable level of interest rate risk.

Net interest income is the primary component of net income and interest rate risk is a significant exposure. Interest rate risk can be defined as the amount of forecasted net interest income that may be gained or lost due to favorable or unfavorable movements in interest rates.

In order to minimize the potential for adverse effects of material and prolonged changes in interest rates on the Company's results of operations, management has implemented and continues to monitor asset and liability policies to better match the maturities and repricing terms of rate-sensitive assets and rate-sensitive liabilities. Management also monitors and evaluates, on a quarterly basis, the potential impact of interest rate changes upon the Company's net portfolio value and net interest income.

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate margin that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of rate-sensitive assets and rate-sensitive liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap", provides an indication of the extent to which an institution's interest rate margin will be affected by changes in interest rates. A gap is considered positive when the amount of rate-sensitive assets exceeds the amount of rate-sensitive liabilities, and is considered negative when the amount of rate-sensitive liabilities exceeds the amount of rate-sensitive assets. During a period of rising interest rates, a negative gap would cause a decrease in net interest income, while a positive gap would cause an increase in net interest income. During a period of declining interest rates, a negative gap would cause an increase in net interest income, while a positive gap would cause a decrease in net interest income.

At September 30, 1999, the estimated one-year gap was a negative 82.9% and the ratio of rate-sensitive assets to rate-sensitive liabilities maturing or repricing within one year was 54.7%.

At September 30, 1999, assuming instantaneous interest rate changes sustained for a twelve-month period, the following table presents the estimated percent of change in the net portfolio value and net interest income for various changes in interest rates (100 basis points equals 1%). Estimates are based upon numerous assumptions. Actual sensitivity to interest rate changes could vary significantly if actual experience differs from assumptions used in making the calculations. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts, if any.

                                          Percentage Change in
                   Change in          -----------------------------
                 Interest Rates       Net Portfolio    Net Interest
                 (Basis Points)           Value           Income
                ---------------       -------------    ------------
                     +300                 -16.1%          -14.1%
                     +200                  -8.9%           -9.4%
                     +100                  -3.6%           -4.7%
                     -100                  +2.4%           +4.4%
                     -200                  +4.9%           +8.9%
                     -300                  +7.9%          +13.3%



Changes in Financial Condition

General
The Company's assets increased $11.7 million or 6.2% to $201.1 million at September 30, 1999 from $189.5 million at September 30, 1998. The increase was due primarily to increases of $5.4 million or 3.5% in loans receivable and $5.4 million or 19.5% in investments. The Company's total liabilities increased $12.7 million or 7.9% due primarily to increases of $2.0 million or 1.3% in deposits and $10.9 million or 165.2% in borrowed funds.

Cash and Cash Equivalents
Cash and federal funds sold increased $.5 million or 19.8% to $3.2 million at September 30, 1999 from $2.6 million at September 30, 1998. The increase was due primarily to increases in interest-bearing deposits in other banks and federal funds sold.

Investments
Investments increased $5.4 million or 19.5% to $33.1 million at September 30, 1999 from $27.7 million at September 30, 1998. Proceeds from maturing investments were primarily reinvested in new investments.

Loans Receivable
Loans receivable, net of unearned income, increased $5.4 million or 3.5% to $161.2 million at September 30, 1999 from $155.8 million at September 30, 1998. The increase in loans was the result of an increase of $5.4 million or 3.7% in real estate loans, an increase of $1.2 million or 8.9% in consumer loans and a decrease of $.2 million or 6.6% in commercial loans. The increase was due to additional loan demand, including home equity loans, and the retention of a portion of the originated fixed-rate mortgage loans. In fiscal 1999, $32.2 million of single-family mortgage loans were originated and $9.8 million were sold, and in fiscal 1998, $33.0 million of single-family mortgage loans were originated and $13.6 million were sold. The ratio of fixed-rate single-family mortgages to total single-family mortgage loans at September 30, 1999 and 1998 was 11.7% and 11.5%, respectively.

Nonperforming Assets
Nonperforming assets increased $720,000 to $1.1 million or .53% of total assets at September 30, 1999 compared to $349,000 or .18% of total assets at September 30, 1998. At September 30, 1999, nonperforming loans were $1.1 million or .66% of total loans compared to $293,000 or .19% of total loans at September 30, 1998. At September 30, 1999, the Company had no foreclosed real estate, a decrease of $56,000 or 100% from September 30, 1998. At September 30, 1999, the allowance for loan losses was $995,000 or .62% of total loans and 93.08% of nonperforming loans compared to $1.0 million or .64% of total loans and 342.32% of nonperforming loans at September 30, 1998. Net charge-offs were $8,000 and $21,000, respectively, for fiscal years ended September 30, 1999 and 1998.

Deposits
Deposits increased $2.0 million or 1.3% to $154.0 million at September 30, 1999 from $152.0 million at September 30, 1998. The increase in deposits was the result of increases of $2.5 million or 36.6% in NOW accounts and $561,000 or 8.9% in savings accounts, and decreases of $735,000 or 9.2% in money market accounts and $269,000 or .2% in certificates of deposit. The additional deposits, along with additional borrowed funds, were used primarily to fund increased loan demand and additional investments.

Borrowed Funds
Borrowings increased $10.9 million or 165.2% to $17.5 million at September 30, 1999 from $6.6 million at September 30, 1998. Additional borrowings, from the FHLB of Dallas, were primarily utilized to fund increases in loans and investments, and to purchase additional shares of company common stock to be held as treasury shares.

Stockholders' Equity
Stockholders' equity decreased $1.0 million or 3.8% to $26.4 million at September 30, 1999 from $27.4 million at September 30, 1998, primarily the result of the purchase of additional treasury shares. The ratio of stockholders' equity to total assets was 13.1% at September 30, 1999 compared to 14.5% at September 30, 1998.

In 1999, treasury shares increased 136,650 shares at a cost of $3.2 million. Repurchase of Company common stock, to be held as treasury shares, reduces the number of outstanding common shares and total equity, which in turn results in an improved earnings per share and return on average equity. However, funds used to repurchase the shares are diverted from interest earning assets which affects earnings. A reasonable repurchase program has positive results when the Company can achieve asset growth and reduce excess capital with minimum impairment of earnings. For fiscal 1999 compared to fiscal 1998, total assets were up 6.2%, total equity was down 3.8%, net income was down 2.4%, return on average equity was up to 12.02% from 11.85% and basic earnings per share was up to $2.17 from $2.03.

Average Balances, Net Interest Income, and Yields Earned and Rates Paid. The following table presents, for the periods indicated, the interest income and rates earned on average interest-earning assets, the interest expense and rates paid on average interest-bearing liabilities, and the net interest income and net interest margin which is net interest income divided by average interest-earning assets. Since interest-earning assets do not include any tax-exempt securities except for applicable state income taxes, income and rates include no adjustment for a tax-equivalent basis.

                                     Year Ended September 30,
                   -----------------------------------------------------------
                           1999                1998                1997
                   ------------------- ------------------- -------------------
                   Average Income/     Average Income/     Average Income/
                   Balance Expense     Balance Expense     Balance Expense
                                  Rate                Rate                Rate
                     ($)     ($)   (%)   ($)     ($)   (%)   ($)     ($)   (%)
                   ------- ------ ---- ------- ------ ---- ------- ------ ----
                                      (Dollars in Thousands)
ASSETS

Loans receivable.. 156,073 12,883 8.25 149,774 12,764 8.52 141,830 11,997 8.46
Investments.......  26,679  1,561 5.85  22,626  1,362 6.02  21,099  1,264 5.99
Mortgage-backed
 securities.......   7,444    418 5.62   8,803    552 6.27   2,119    156 7.35
                   ------- ------      ------- ------      ------- ------
 Earning assets... 190,196 14,862 7.81 181,203 14,678 8.10 165,048 13,417 8.13
                           ------              ------              ------
Nonearning assets.   5,502               4,752               3,994
                   -------             -------             -------
 Total assets..... 195,698             185,955             169,042
                   =======             =======             =======

LIABILITIES AND
STOCKHOLDERS' EQUITY

Transaction and
 savings accounts.. 21,160    544 2.57  20,377    601 2.95  20,661    559 2.70
Other time deposits130,321  6,876 5.28 126,634  6,942 5.48 117,718  6,376 5.42
                   ------- ------      ------- ------      ------- ------
 Total deposits... 151,481  7,420 4.90 147,011  7,543 5.13 138,379  6,935 5.01
Borrowings........  12,210    541 4.43   6,436    362 5.63     827     47 5.72
                   ------- ------      ------- ------      ------- ------
 Interest-bearing
  liabilities..... 163,691  7,961 4.86 153,447  7,905 5.15 139,206  6,982 5.02
                           ------              ------              ------
Noninterest-bearing
 liabilities......   5,150               4,601               2,976
                   -------             -------             -------
 Total liabilities 168,841             158,048             142,182
Equity............  26,857              27,907              26,860
                   -------             -------             -------
 Total liabilities
  and equity...... 195,698             185,955             169,042
                   =======             =======             =======
Net interest income         6,901               6,773               6,435
                            =====               =====               =====

Net interest spread               2.95                2.95                3.11
Net interest margin               3.63                3.74                3.90

Rate/Volume Analysis. The following table describes the extent to which changes in volume and changes in interest rates of interest-related assets and liabilities have affected interest income and expense during the periods indicated. Volume change is computed by multiplying the change in volume by the prior year rate. Rate change is computed by multiplying the change in rate by the prior year volume. Changes attributable to the combined impact of volume and rate are allocated proportionately to the changes due to volume and the changes due to rate.

                                      Change                   Change
                                  1999 from 1998           1998 from 1997
                               --------------------     --------------------
                                Increase(Decrease)       Increase(Decrease)
                                      Due to                   Due to
                               --------------------     --------------------
   (Dollars in Thousands)      Total  Volume   Rate     Total  Volume   Rate
                               -----  ------  -----     -----  ------  -----
Change in interest income:
 Loans receivable.........    $  119  $  537 $ (418)   $  767  $  681 $   86
 Investments...............      199     245    (46)       98      92      6
 Mortgage-backed securities     (134)    (86)   (48)      396     415    (19)
                               -----   -----  -----     -----   -----  -----
  Total interest income....      184     696   (512)    1,261   1,188     73
                               -----   -----  -----     -----   -----  -----


Change in interest expense:
 Transaction and
  savings accounts.........      (57)     27    (84)       42      (8)    50
 Other time deposits.......      (66)    202   (268)      566     493     73
                               -----   -----  -----     -----   -----  -----
  Total deposits...........     (123)    229   (352)      608     485    123
 Borrowings................      179     325   (146)      315     316     (1)
                               -----   -----  -----     -----   -----  -----
  Total interest expense...       56     554   (498)      923     801    122
                               -----   -----  -----     -----   -----  -----

  Net interest income......   $  128  $  142 $  (14)   $  338  $  387 $  (49)
                               =====   =====  =====     =====   =====  =====



Comparison of Results of Operations for the Years Ended September 30, 1999 and 1998

General
The Company's net income was $3.2 million for fiscal 1999 compared to $3.3 million for fiscal 1998. The decrease of $79,000 or 2.4% during fiscal 1999 was primarily due to a $100,000 credit to provision for loan losses in 1998, a decrease of $22,000 in noninterest income and an increase of $87,000 in noninterest expense, all of which were partially offset by an increase of $128,000 in net interest income and a decrease of $2,000 in income tax expense.

For fiscal 1999 and fiscal 1998, net income per common share was $2.17 and $2.03, respectively (diluted $2.07 and $1.94, respectively). Return on average assets was 1.65% and 1.78%, respectively, and return on average equity was 12.02% and 11.85%, respectively. The operating efficiency ratio was 37.61% and 37.01%, respectively.

Net Interest Income
Net interest income increased $128,000 or 1.9% to $6.9 million for fiscal 1999 compared to $6.8 million for fiscal 1998. The increase was due to an increase of $184,000 or 1.3% in interest income which was partially offset by an increase of $56,000 or .7% in interest expense. The increase in interest income was due to an increase in the average balance of interest earning assets, partially offset by a decline in the average rate. The increase in interest expense was due to an increase in the average balance of interest bearing liabilities, partially offset by a decline in the average rate. For fiscal year 1999 compared to fiscal year 1998, the net interest margin was 3.63% and 3.74%, respectively, and the net interest spread remained unchanged at 2.95%.

Interest Income
Total interest income increased $184,000 or 1.3% due to an increase in average balance, partially offset by a decline in the average rate. The average balance of total earning assets increased $9.0 million to $190.2 million from $181.2 million and the average yield declined to 7.81% from 8.10%. Interest income on loans increased $119,000 or .9% of which $537,000 was due to an increase in average balance (to $156.1 million from $149.8 million), partially offset by a decrease of $418,000 due to a decline in average yield (to 8.25% from 8.52%). The increase in the average balance of loans was due to increased loan demand while the decline in the average yield primarily reflects market interest rates during fiscal 1999. Interest income on investments increased $199,000 or 14.6% of which $245,000 was due to an increase in average balance (to $26.7 million from $22.6 million), partially offset by a decrease of $46,000 due to a decline in average yield (to 5.85% from 6.02%). Interest on mortgage-backed securities decreased $134,000 or 24.3% of which $86,000 was due to a decrease in average balance (to $7.4 million from $8.8 million) and $48,000 due to a decline in average yield (to 5.62% from 6.27%).

Interest Expense
Total interest expense increased $56,000 or .7% due to an increase in average balance, partially offset by a decline in the average rate. The average balance of total interest-bearing liabilities increased $10.3 million to $163.7 million from $153.4 million and the average rate declined to 4.86% from 5.15%. Interest on deposits decreased $123,000 or 1.6% of which $352,000 was due to a decline in average rate (to 4.90% from 5.13%), partially offset by an increase of $229,000 due to an increase in average balance (to $151.5 million from $147.0 million). Interest on borrowed funds increased $179,000 or 49.4% of which $325,000 was due to an increase in average balance (to $12.2 million from $6.4 million), partially offset by a decrease of $146,000 due to a decline in the average rate (to 4.43% from 5.63%).

Provision for Loan Losses
No provisions were made for loan losses during fiscal 1999.   During fiscal
1998, the allowance for loan losses was reduced by $100,000 with a credit to the provision for loan losses, reducing the amount of the unallocated reserve allowance. No charge has been made to provision for loan losses since March 1995. Asset quality remained favorable with a ratio of nonperforming loans to total loans of .66%, .19%, and .19% at September 30, 1999, 1998 and 1997,
respectively. Management believes that the current allowance for loan losses is adequate based upon prior loss experience, the volume and type of lending conducted by the Association, industry standards, past due loans and the current economic conditions in the market area.

Noninterest Income
Noninterest income decreased $22,000 or 1.9% to $1.13 million for fiscal 1999 compared to $1.15 million for fiscal 1998. The decrease was primarily due to decreases in gain on sale of loans and loan origination fees, partially offset by an increase in fee income. See Note 17 of the Notes to the Consolidated Financial Statements for comparison of other noninterest income items.

Noninterest Expense
Noninterest expense increased $87,000 or 3.0% to $3.0 million for fiscal 1999 compared to $2.9 million for fiscal 1998. The increase was primarily due to an increase of $63,000 or 3.0% in compensation and benefits expense. See Note 17 of the Notes to the Consolidated Financial Statements for comparison of other noninterest expense items.

Income Taxes
Income tax expense amounted to $1.8 million for fiscal 1999 and fiscal 1998. The effective tax rates for fiscal 1999 and fiscal 1998 were 35.6% and 35.1% respectively. The higher effective tax rate for 1999 was primarily due to the $100,000 credit to provision for loan losses in 1998 and the decreased fair market value of vested Management Recognition Plan shares in 1999. The credit to provision for loan losses has the effect of tax free income since the provision, for tax purposes, is based on the experience method rather than the recorded provision amount. The Company's recorded expense for the vested Management Recognition Plan shares is limited to the fair market value at the date of award, but the allowable deduction, for tax purposes, is the fair market value at the date of vesting. The vested value in excess of the award value (an unrecorded, tax deductible, expense) was $169,000 in fiscal 1999 and $202,000 in fiscal 1998. The average award price is $14.50 per share and the average vested value per share was $22.80 in fiscal 1999 and $27.34 in fiscal 1998. See Note 10 of the Notes to the Consolidated Financial Statements.



Comparison of Results of Operations for the Years Ended September 30, 1998 and 1997

General
The Company's net income was $3.3 million for fiscal 1998 compared to $2.9 million for fiscal 1997. The increase of $422,000 or 14.6% during fiscal 1998 was primarily due to increases of $338,000 in net interest income and $396,000 in noninterest income and a $100,000 credit to provision for loan losses, all of which were partially offset by increases of $329,000 in noninterest expense and $83,000 in income tax expense.

For fiscal 1998 and fiscal 1997, net income per common share was $2.03 and $1.71, respectively (diluted $1.94 and $1.68, respectively). Return on average assets was 1.78% and 1.71%, respectively, and return on average equity was 11.85% and 10.74%, respectively.

Net Interest Income
Net interest income increased $338,000 or 5.3% to $6.8 million for fiscal 1998 compared to $6.4 million for fiscal 1997. The increase was due to an increase of $1.3 million or 9.4% in interest income which was partially offset by an increase of $923,000 or 13.2% in interest expense. The increase in interest income was primarily due to an increase in the average balance of interest earning assets. The increase in interest expense was due to an increase in the average balance of interest bearing liabilities and an increase in the average rate. For fiscal year 1998 compared to fiscal year 1997, the net interest margin was 3.74% and 3.90%, respectively, and the net interest spread was 2.95% and 3.11%, respectively.

Interest Income
Total interest income increased $1.3 million or 9.4% primarily due to an increase in average balance. The average balance of total earning assets increased $16.2 million to $181.2 million from $165.0 million and the average yield declined to 8.10% from 8.13%. The increase in total interest income was due to increases in income on loans and income on investments. Interest income on loans increased $767,000 or 6.4% of which $681,000 was due to an increase in average balance and $86,000 was due to an increase in average yield. The increase in the average balance of loans to $149.8 million from $141.8 million was due to increased loan demand while the increase in the average yield to 8.52% from 8.46% primarily reflects market interest rates and the result of sales of lower fixed rate loans during the first half of fiscal 1998. Interest income on investments (including mortgage-backed securities) increased $494,000 or 34.8% of which $507,000 was due to an increase in average balance, partially offset by a decrease of $13,000 due to a decline in average yield.

Interest Expense
Total interest expense increased $923,000 or 13.2% of which $801,000 was due to an increase in average balance and $122,000 due to an increase in average rate. The average balance of total interest-bearing liabilities increased $14.2 million to $153.4 million from $139.2 million and the average rate increased to 5.15% from 5.02%. The increase in total interest expense was due primarily to an increase in interest on deposits which increased $608,000 or 8.8% of which $485,000 was due to an increase in average balance and $123,000 due to an increase in average rate to 5.13% from 5.01%. Interest on borrowed funds increased $315,000 of which $316,000 was due to an increase in average balance, partially offset by a decrease of $1,000 due to a decline in the average rate to 5.63% from 5.72%.

Provision for Loan Losses
During fiscal 1998, the allowance for loan losses was reduced by $100,000 with a credit to the provision for loan losses. The adjustment reduced the amount of the unallocated reserve allowance. No charge has been made to provision for loan losses since March 1995. During this time, asset quality remained consistently favorable with a ratio of nonperforming loans to total loans of
 .19%, .19%, and .15% at September 30, 1998, 1997 and 1996, respectively.
Management believes that the current allowance for loan losses is adequate based upon prior loss experience, the volume and type of lending conducted by the Association, industry standards, past due loans and the current economic conditions in the market area.

Noninterest Income
Noninterest income increased $396,000 or 52.5% to $1.15 million for fiscal 1998 compared to $755,000 for fiscal 1997. The increase was primarily due to increases in gain on sale of loans, loan origination fees and service charge income. See Note 17 of the Notes to the Consolidated Financial Statements for comparison of other noninterest income items.

Noninterest Expense
Noninterest expense increased $329,000 or 12.6% to $2.9 million for fiscal 1998 compared to $2.6 million for fiscal 1997. The increase was primarily due to increases in compensation and benefits expense and occupancy expense. The increase in compensation and benefits was due to a $167,000 or 15.5% increase in compensation and a $96,000 or 18.9% increase in benefits. The increase in compensation expense was primarily due to the addition of 4 employees - one in the fourth quarter of fiscal 1997, one in the second quarter of fiscal 1998 and two in the third quarter of fiscal 1998. The increase in benefits expense was due primarily to expenses related to the ESOP and the employee and director stock benefit plans. See Note 17 of the Notes to the Consolidated Financial Statements for comparison of other noninterest expense items.

Income Taxes
Income tax expense amounted to $1.8 million for fiscal 1998 and $1.7 million for fiscal 1997, resulting in effective tax rates of 35.1% and 37.1% respectively. The lower effective tax rate for 1998 was due to a $15,000 state tax refund, the $100,000 credit to provision for loan losses and the increased fair market value of vested Management Recognition Plan shares. The credit to provision for loan losses has the effect of tax free income since the provision, for tax purposes, is based on the experience method rather than the recorded provision amount. The Company's recorded expense for the vested Management Recognition Plan shares is limited to the fair market value at the date of award, but the allowable deduction, for tax purposes, is the fair market value at the date of vesting. The vested value in excess of the award value (an unrecorded, tax deductible, expense) was $202,000 in fiscal 1998 and $58,000 in fiscal 1997. The average award price is $14.50 per share and the average vested value per share was $27.34 in fiscal 1998 and $16.08 in fiscal 1997. See Note 10 of the Notes to the Consolidated Financial Statements.

Liquidity and Capital Resources

The Association's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Association's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans, sales of loans, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled loan amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Association manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Association invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Association has generally been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in lending and investing activities. As an additional source of funds, the Association may borrow from the FHLB of Dallas and has utilized this source of funds with borrowings of $17.5 million, $6.6 million and $5.0 million at September 30, 1999, 1998 and 1997, respectively.

All savings institutions are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all
savings institutions.   At the present time, the required minimum liquid asset
ratio is 4%. At September 30, 1999, the Association's liquidity ratio was 19.71%.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Association maintains a strategy of investing in various lending products such as single-family residential loans. The Association uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals and fund loan commitments. At September 30, 1999, the total approved loan commitments outstanding, excluding construction loans, amounted to $7.5 million and the unadvanced portion of construction loans approximated $6.7 million. At September 30, 1999, certificates of deposit scheduled to mature in one year or less totaled $104.3 million and investment securities scheduled to mature in one year or less totaled $3.7 million. Management believes that a significant portion of maturing deposits will remain with the Association.

As of September 30, 1999, the Association's regulatory capital was well in excess of all applicable regulatory requirements. See "Selected Financial Data" and Note 13 of the Notes to the Consolidated Financial Statements.



Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

Unlike most industrial companies, virtually all of the Company's and the Association's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.



The Year 2000 Issue

Computer systems which are unable to recognize the year 2000 could fail or create erroneous results by or at the year 2000 if the problem is not corrected. Many existing computer programs use only two digits to identify a year in the date field. Such programs, designed and developed without considering the impact of a change in the century, are unable to distinguish the year 2000 from the year 1900. Like most financial service providers, the Company could be significantly affected by software and hardware both within the Company and with other companies with whom it electronically or operationally interfaces.

Management is aware of the potential problems and the costs required to prevent material adverse consequences. Management has adopted a Year 2000 Plan, approved by the Board of Directors, and has appointed a committee to implement the plan. The committee has assessed the Company's exposure; scheduled necessary in-house hardware and software upgrades and replacements; initiated formal communications with all major outside vendors, suppliers, creditors and borrowers; scheduled testing of all operating systems; and provided for a contingency plan for all critical systems.

The Company's core processing systems are outsourced through a contract with a third party vendor. The Company's and the vendor's Year 2000 readiness is reviewed and monitored by the OTS.

According to the Company's implementation schedule, hardware and software upgrades and replacements were to be completed by December 31, 1998, and validation testing of software was to be completed by March 31, 1999. Implementation of the Year 2000 Plan is on schedule. In-house hardware and software upgrades and replacements were completed November 30, 1998. Vendor software modifications are 100% completed. The Company has participated in the testing process as part of a user group which has evaluated testing methodology and prepared its own test data along with that of other group members. Initial testing was completed October 16, 1998. Test results have been reviewed and final testing was completed April 12, 1999. Test results were successful and all critical systems were determined to be Year 2000 ready. The contingency/business-resumption plan for all mission critical systems has been completed and approved by management and the Board of Directors.

Implementation of the Year 2000 Plan involves both direct and indirect costs which are charged to earnings as incurred. Direct costs include hardware and software upgrades and replacements, potential charges by third party software vendors, and resulting costs if the contingency plan for critical systems must be implemented. Indirect costs principally consist of existing employee time related to implementation of the Year 2000 Plan. Based on estimated costs within the Year 2000 Plan, such costs will not have a material impact on the Company's financial condition or results of operations. The incremental costs associated with the Company's Year 2000 compliance were budgeted at approximately $35,000. Actual total costs are expected to be slightly less than budgeted. At September 30, 1999, $31,000 had been expended.

Recent Legislation

In July 1999, H.R. 775, the "Y2K Act", was signed into law to deal with a unique circumstance of national significance - the Y2K computer problem and potential liability that could result from these unique computer problems.
The Y2K Act provides businesses with protection from frivolous lawsuits involving Year 2000 computer problems by allowing companies up to 90 days to fix related problems before a lawsuit could be filed. Compensatory damages against companies, officers and directors would not be limited, but punitive damages would be capped. Companies would be penalized for only their share of causing the problem, but suits by individual consumers would be exempt from this proportional liability provision. Class action lawsuits would have to involve more than 100 persons and claim more than $10 million before a case could be transferred to federal court.

A new financial modernization bill titled the Gramm-Leach-Bliley Act (the "Act") was signed into law in November 1999. The Act repealed the Glass-Steagall Act and allows banks, insurance companies and security firms to affiliate through new financial holding companies. A national bank may engage in many new financial activities through a subsidiary. It authorizes operating subsidiaries to sell any financial product without geographic limitation. Activities not permitted in subsidiaries include insurance underwriting, insurance company portfolio investing, real estate investment and development, and merchant banking (merchant banking may be allowed in five years if both the Fed and Treasury agree). The subsidiary operation would be available only to well-capitalized and well-managed banks. The powers and authorities of existing unitary thrift holding companies are grandfathered. Sale of existing unitaries can be to financial companies only. The Office of Thrift Supervision can continue to grant unitary charters to financial companies, but cannot grant charters to nonfinancial companies. The Act repealed the Savings Association Insurance Fund special reserve and allows the FDIC to return nearly $1 billion to the SAIF general reserves.

The Act requires all financial institutions to disclose their privacy policies to their customers at the time a relationship is created and then annually on sharing customer information with affiliates and third parties. Customers must be notified that they may opt-out of sharing with nonaffiliated third parties, with certain exceptions. The Act extends the Community Reinvestment Act compliance examination cycle for community banks (banks and thrifts with less than $250 million in assets) to five years if they had an "outstanding" rating and to four years if they had a "satisfactory" rating.

The Act also provides for modernization of the Federal Home Loan Bank System. Governance of the FHLBanks will be decentralized, allowing Bank directors to elect their chairman and vice chairman, and membership in the FHLB becomes voluntary for all members.

Under the Act, the Federal Reserve Board is the umbrella supervisor of financial holding companies, and state and federal regulators will functionally regulate insurance and securities affiliates. The FDIC retains full authority to allow state chartered banks to continue to engage in grandfathered activities and to approve new activities that go beyond the powers of national banks.

The deposits of the Association are currently insured by the Savings Association Insurance Fund ("SAIF"). Both the SAIF and the Bank Insurance Fund ("BIF"), the federal deposit insurance fund that covers commercial bank deposits, are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. On September 30, 1996, The Omnibus Appropriations Act was signed into law. The legislation authorized a one-time charge on SAIF insured institutions in the amount of .657 dollars for every one hundred dollars of assessable deposits. Additional provisions of the Act include new BIF and SAIF premiums for repayment of the Financing Corporation ("FICO") bonds plus any regular insurance assessment, currently nothing for the lowest risk category institutions. Until full pro-rata FICO sharing is in effect, the FICO premiums for BIF and SAIF were set at 1.3 and 6.4 basis points, respectively, beginning January 1, 1997. Full pro-rata FICO sharing was to begin no later than January 1, 2000.

Recent Accounting Developments

In October 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income (including, for example, unrealized gains and losses on available for sale securities) be reported in a financial statement that is displayed with the same prominence as other financial statements. It requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement, and (b) display the accumulated balance of other comprehensive income separately from net worth and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 (the Company's effective date of October 1, 1998). Reclassification of financial statements for earlier periods provided for comparative purposes is required. Since the statement is disclosure related, it has no effect on the Company's financial condition or results of operation.

In October 1998, the Company adopted SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits". This statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful as they were when prior FASB statements were issued. This statement is effective for fiscal years beginning after December 15, 1997 (the Company's effective date of October 1, 1998). Since the statement is disclosure related, it has no effect on the Company's financial condition or results of operation.

In January 1999, the Company adopted SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." This statement amends SFAS 65 to require that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interest based on its ability and intent to sell or hold those investments. This statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the subsequent accounting for securities retained after the securitization of other types of assets by a nonmortgage banking enterprise.

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". This statement standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Entities are required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (that is, gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. Initially, SFAS No. 133 was to be effective for financial statements issued for fiscal periods beginning after June 15, 1999. On July 7, 1999, FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133" providing for a one year deferral to fiscal periods beginning after June 15, 2000 (the Company's effective date of October 1, 2000). Adoption of this statement is not expected to have a material effect on the Company's financial condition or results of operations.

                         REPORT OF INDEPENDENT AUDITORS




                                            November 23, 1999


The Board of Directors and Stockholders
Texarkana First Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Texarkana First Financial Corporation and subsidiary as of September 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texarkana First Financial Corporation and subsidiary as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1999, in conformity with generally accepted accounting principles.



                                           /s/ Wilf & Henderson, P. C.

                                           Wilf & Henderson, P. C.
                                           Certified Public Accountants

                        TEXARKANA FIRST FINANCIAL CORPORATION
                    CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                          (In Thousands, Except Share Data)

                                                            At September 30,
                                                             1999      1998
                                                           --------  --------
ASSETS
Cash and cash equivalents
  Cash and due from banks                                  $  2,370  $  2,341
  Interest-bearing deposits in other banks                      638       249
  Federal funds sold                                            150        45
                                                           --------  --------
    Total cash and cash equivalents                           3,158     2,635
Investment securities available for sale                     31,457    25,651
Mortgage-backed securities held to maturity                     386       849
Federal Home Loan Bank stock                                  1,252     1,185
Loans receivable                                            161,208   155,781
Allowance for loan losses                                      (995)   (1,003)
Accrued interest receivable                                   1,311     1,331
Foreclosed real estate held for sale, net                        --        56
Premises and equipment, net                                   2,691     2,387
Other assets                                                    679       579
                                                           --------  --------
  Total assets                                             $201,147  $189,451
                                                           ========  ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                   $153,992  $151,955
Advances from borrowers for taxes and insurance               2,151     2,070
Borrowed funds                                               17,500     6,600
Accrued federal income tax                                      176       330
Accrued state income tax                                        134       194
Accrued expenses and other liabilities                          816       886
                                                           --------  --------
  Total liabilities                                         174,769   162,035

Commitments and contingencies                                    --        --
                                                           --------  --------

Common stock, $0.01 par value;
 15,000,000 shares authorized;
  1,983,750 shares issued,
  1,539,342 and 1,675,992 outstanding at
  September 30, 1999 and September 30, 1998, respectively        20        20
Additional paid-in capital                                   13,742    13,627
Common stock acquired by employee benefit plans              (1,448)   (1,831)
Treasury stock, at cost; 444,408 shares
  and 307,758 shares at September 30, 1999
  and September 30, 1998, respectively                       (9,210)   (5,996)
Accumulated other comprehensive income                         (439)      127
Retained earnings substantially restricted                   23,713    21,469
                                                           --------  --------
  Total stockholders' equity                                 26,378    27,416
                                                           --------  --------
  Total liabilities and stockholders' equity               $201,147  $189,451
                                                           ========  ========


See accompanying notes to consolidated financial statements.

                        TEXARKANA FIRST FINANCIAL CORPORATION
                          CONSOLIDATED STATEMENTS OF INCOME
                        (In Thousands, Except Per Share Data)

                                             For the years ended September 30,
                                                     1999      1998      1997
                                                    ------    ------    ------
Interest income:
  Loans:
    First mortgage loans                           $11,415   $11,401   $10,782
    Consumer and other loans                         1,468     1,363     1,215
  Investments - taxable                              1,561     1,362     1,264
  Mortgage-backed and related securities               418       552       156
                                                    ------    ------    ------
    Total interest income                           14,862    14,678    13,417
                                                    ------    ------    ------
Interest expense:
  Deposits                                           7,420     7,543     6,935
  Borrowed funds                                       541       362        47
                                                    ------    ------    ------
    Total interest expense                           7,961     7,905     6,982
                                                    ------    ------    ------
    Net interest income                              6,901     6,773     6,435
Provision for loan losses                               --      (100)       --
                                                    ------    ------    ------
  Net interest income after
    provision for loan losses                        6,901     6,873     6,435
                                                    ------    ------    ------
Noninterest income:
  Loan origination and commitment fees                 409       435       283
  Gain on sale of mortgage loans, net                  122       263        32
  Gain (loss) on sale of securities
    available for sale, net                             11        --        --
  Other noninterest income                             587       453       440
                                                    ------    ------    ------
    Total noninterest income                         1,129     1,151       755
                                                    ------    ------    ------
Noninterest expense:
  Compensation and benefits                          2,144     2,081     1,788
  Occupancy and equipment                              226       222       173
  Federal insurance premiums                            90        90       123
  Other noninterest expense                            560       540       520
                                                    ------    ------    ------
    Total noninterest expense                        3,020     2,933     2,604
                                                    ------    ------    ------
Income before income taxes                           5,010     5,091     4,586
Income taxes                                         1,783     1,785     1,702
                                                    ------    ------    ------
Net income                                         $ 3,227   $ 3,306   $ 2,884
                                                    ======    ======    ======


Earnings per common share                            $2.17     $2.03     $1.71
Earnings per common share, assuming dilution         $2.07     $1.94     $1.68

Weighted average number of shares                1,489,352 1,627,087 1,686,598
Weighted average number of shares,
  assuming dilution                              1,556,569 1,708,687 1,720,070


See accompanying notes to consolidated financial statements.

                     TEXARKANA FIRST FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (In Thousands)

                                     Common           Accum-
                                     Stock            ulated
                                    Acquired          Other
                                       by             Compre-
                     Common Paid-in  Benefit Treasury hensive Retained
                      Stock Capital   Plans   Stock   Income  Earnings  Total
                      ----- ------- -------- -------- ------- ------- -------
At October 1,  1996    $20  $13,052 $(2,147) $(1,567)  $  (8) $17,074 $26,424
                                                                      -------
Comprehensive Income:
Net income              --       --      --       --      --    2,884   2,884
Change in unrealized
  gain(loss) on AFS
  securities, net       --       --      --       --      89       --      89
                                                                      -------
Comprehensive Income                                                    2,973
                                                                      -------
Common stock acquired
  by benefit plans      --      396    (454)      --      --       --     (58)
ESOP shares committed
  to be released        --       37     210       --      --       --     247
MRP stock amortization  --       --     183       --      --      (10)    173
Stock options exercised --       --      --       --      --       --      --
Purchase treasury stock --       --      --   (1,536)     --       --  (1,536)
Dividends paid,
  $.505 per share       --       --      --       --      --     (843)   (843)
                       ---  ------- -------- -------- ------- ------- -------
At September 30, 1997   20   13,485  (2,208)  (3,103)     81   19,105  27,380
                                                                      -------
Comprehensive Income:
Net income              --       --      --       --      --    3,306   3,306
Change in unrealized
  gain(loss) on AFS
  securities, net       --       --      --       --      46       --      46
                                                                      -------
Comprehensive Income                                                    3,352
                                                                      -------
ESOP shares committed
  to be released        --      142     178       --      --       --     320
MRP stock amortization  --       --     199       --      --      (10)    189
Stock options exercised --       --      --        9      --       (1)      8
Purchase treasury stock --       --      --   (2,902)     --       --  (2,902)
Dividends paid,
  $.58 per share        --       --      --       --      --     (931)   (931)
                       ---  ------- -------- -------- ------- ------- -------
At September 30, 1998   20   13,627  (1,831)  (5,996)    127   21,469  27,416
                                                                      -------
Comprehensive Income:
Net income              --       --      --       --      --    3,227   3,227
Change in unrealized
  gain(loss) on AFS
  securities, net       --       --      --       --    (566)      --    (566)
                                                                      -------
Comprehensive Income                                                    2,661
                                                                      -------
ESOP shares committed
  to be released        --      115     185       --      --       --     300
MRP stock amortization  --       --     198       --      --      (11)    187
Stock options exercised --       --      --       73      --      (22)     51
Purchase treasury stock --       --      --   (3,287)     --       --  (3,287)
Dividends paid,
  $.65 per share        --       --      --       --      --     (950)   (950)
                       ---  ------- -------- -------- ------- ------- -------
At September 30, 1999  $20  $13,742 $(1,448) $(9,210)  $(439) $23,713 $26,378
                       ===  ======= ======== ======== ======= ======= =======


See accompanying notes to consolidated financial statements.

                     TEXARKANA FIRST FINANCIAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In Thousands)

                                            For the years ended September 30,
                                                        1999    1998    1997
                                                      ------- ------- -------
Cash Flows From Operating Activities:
  Interest and dividends received                     $14,778 $14,452 $13,341
  Miscellaneous income received                           869   1,012     693
  Interest paid                                        (3,550) (3,389) (2,817)
  Cash paid to suppliers and employees                 (2,472) (2,145) (2,803)
  Cash from REO operations                                 41      23      51
  Cash paid for REO operations                            (17)    (27)    (16)
  Cash from loans sold                                  9,565  10,678   1,392
  Cash paid for loans originated to sell               (9,442)(10,678) (1,392)
  Income taxes paid                                    (1,705) (1,892) (1,465)
                                                      ------- ------- -------
    Net Cash Provided By Operating Activities           8,067   8,034   6,984
                                                      ------- ------- -------
Cash Flows From Investing Activities:
  Proceeds from call and maturity
    of investment securities                            7,191  14,450   5,500
  Proceeds from sale of investment securities
    available for sale                                    511      --   1,399
  Purchases of  securities available for sale         (14,321)(21,262)(10,716)
  Collection of principal on
    mortgage-backed securities                            464     444     340
  Purchase of fixed assets                               (320)   (116)   (457)
  Sale of fixed assets                                     --      --       3
  Net (increase) in loans                              (5,407) (7,586)(11,797)
  Proceeds from sale of REO and other REO recoveries       52     350     121
  Cash paid for REO held for resale                       (20)    (20)    (59)
                                                      ------- ------- -------
    Net Cash Used In Investing Activities             (11,850)(13,740)(15,666)
                                                      ------- ------- -------
Cash Flows From Financing Activities:
  Net increase (decrease) in savings,
    demand deposits, and certificates of deposit       (2,367)  4,221   6,087
  Net increase (decrease) in escrow funds                  81     149      56
  Purchase of stock for employee benefit plans             --      --     (59)
  Purchase of treasury stock                           (3,402) (2,788) (1,536)
  Treasury shares sold                                     51       8      --
  Dividend and return of capital distributions           (957)   (913)   (804)
  Funds borrowed                                       28,000  97,462  16,635
  Repayment of funds borrowed                         (17,100)(95,851)(14,504)
                                                      ------- ------- -------
    Net Cash Provided By (Used In)
      Financing Activities                              4,306   2,288   5,875
                                                      ------- ------- -------
Net Increase (Decrease) In Cash and Cash Equivalents      523  (3,418) (2,807)
Cash and Cash Equivalents, beginning of year            2,635   6,053   8,860
                                                      ------- ------- -------
Cash and Cash Equivalents, end of year                $ 3,158 $ 2,635 $ 6,053
                                                      ======= ======= =======


See accompanying notes to consolidated financial statements.

SUPPLEMENTAL INFORMATION CONCERNING CASH FLOWS

                                            For the years ended September 30,
                                                        1999    1998    1997
                                                      ------- ------- -------
Reconciliation of net income to cash provided
  by operating activities:
Net income                                            $ 3,227 $ 3,306 $ 2,884
                                                      ------- ------- -------
Adjustments to reconcile net income to cash
    provided by operating activities:
  Depreciation                                            113     119      94
  Amortization of discounts and premiums                  (37)     (2)    (44)
  Amortization of common stock
    acquired by benefit plans                             488     598     492
  Amortization of deferred loan fees                      (33)    (38)    (17)
  Amortization of mortgage servicing rights                55      17       2
  (Gain) loss on sales of real estate owned               (13)     (5)    (10)
  (Gain) loss on investment securities
    available for sale                                    (11)     --      --
  (Recovery) of or provision for loan losses               --    (100)     --
  Interest expense credited to certificates             4,404   4,527   4,047
  Dividend and interest income added to investments       (66)    (69)    (64)
  Loan fees deferred                                       52      44      21
  Mortgage servicing rights capitalized                  (127)   (169)    (30)
Changes in assets and liabilities:
  (Increase) decrease in interest receivable               20    (155)     31
  Increase (decrease) in accrued interest payable           7     (12)    118
  Increase (decrease) in income tax payable                78    (106)    238
  Net increase (decrease) in other
    receivables and payables                              (90)     79    (778)
                                                      ------- ------- -------
    Total adjustments                                   4,840   4,728   4,100
                                                      ------- ------- -------
Net cash provided by operations                       $ 8,067 $ 8,034 $ 6,984
                                                      ======= ======= =======


Supplemental schedule of noncash investing
    and financing activities:
  Acquisition of property in settlement of loans      $    80 $   310 $   248
  Loans made to finance sale of REO                       124      60     134
  FHLB stock dividends not redeemed                        66      69      64


See accompanying notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies
Conversion to Capital Stock Form of Ownership
On February 22, 1995, the Board of Directors of First Federal Savings and Loan Association of Texarkana (the "Association") adopted a Plan of Conversion to convert from a federally chartered mutual savings and loan to a federally chartered stock savings and loan with the concurrent formation of Texarkana First Financial Corporation (the "Company"), a unitary savings and loan holding company. The Conversion was completed on July 7, 1995. Texarkana First Financial Corporation issued 1,983,750 shares of its common stock in a public offering to the Association's eligible depositors and borrowers and the Texarkana First Financial Corporation Employee Stock Ownership Plan (the "ESOP) and resulted in proceeds to the Company of $17,755 net of $694 of costs associated with the Conversion.

Business
The Company's principal subsidiary, First Federal Savings and Loan Association of Texarkana, is a federally-chartered stock savings and loan conducting business from its main office in Texarkana, Arkansas and from four branch offices located in Arkansas.

The Company is subject to competition from other financial institutions and other companies that provide financial services. The Company and the Association are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and the Association. All significant intercompany transactions have been eliminated in consolidation.

Basis of Financial Statement Presentation
The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Additionally, certain reclassifications have been made in order to conform with the current year's presentation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported values of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of other real estate owned, and the valuation of deferred tax assets as well as the effect of prepayments on premiums and discounts associated with investments and mortgage-related securities. Management believes that the allowance for loan losses, the valuations of other real estate owned and deferred tax assets are adequate, and that the effect of prepayments on premiums and discounts associated with investments and mortgage-related securities has been adequately evaluated.

Various agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and valuation of other real estate owned.

Cash
For purposes of the statement of cash flows, cash and cash equivalents include cash and interest-bearing deposits, federal funds sold, and all highly liquid debt instruments with original maturities when purchased of three months or less.

Assets Available for Sale
Included in assets available for sale are any investments which the Company believes may be involved in interest rate risk, liquidity, or other asset/liability management decisions which might reasonably result in such assets not being held until maturity. Investments available for sale are carried at fair value with net unrealized gains and losses included, net of income tax, in stockholders' equity.

During the year ended September 30, 1997 the company started a policy of using Federal Home Loan Bank (FHLB) advances to purchase Government National Mortgage Association (GNMA) adjustable rate mortgages (ARMS). The Company structures the ARMS so that a portion of the portfolio reprices quarterly to offset any rise in the interest rate charged by the FHLB. The ARMS will be liquidated to pay off the advances should the cost of borrowing exceed the return on the ARMS.

Investments and Mortgage-Related Securities
Investments and mortgage-related securities, including equity securities that are not readily marketable, are stated at cost, adjusted for the amortization of premiums and the accretion of discounts using a method which approximates level yield. Management has the ability and the intent to hold such securities until maturity. The Company is required to maintain stock in the Federal Home Loan Bank of Dallas ("FHLB") in an amount equal to 1% of mortgage loans secured by residential property. The Company carries such stock at cost.

Loans Receivable
Loans held to maturity are stated at the amount of the unpaid principal balance net of capitalized loan origination fees and certain direct origination costs. Loan fees in excess of the direct cost of originating the loan that result in income in excess of the market rate are deferred and taken into income over the contractual life of the loan on a level yield basis.

Allowance for Loan Losses
The allowance for loan losses is maintained at a level that management considers adequate to provide for potential losses based upon evaluation of known and inherent risks in the loan portfolio, past loss experience, current economic conditions, and other relevant factors. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, various agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments of information that is available to them at the time of their examination.

Accrued Interest
Interest on loans is credited to income as it is earned. Generally, interest income is not accrued for loans delinquent 90 days or greater. Payments received on nonaccrual and impaired loans are applied to the outstanding principal balance. The Company does not recognize interest on impaired loans.

Foreclosed Real Estate Held for Sale
Real estate acquired through foreclosure is classified as other real estate owned. Other real estate owned is carried at the lower of cost or fair value, less estimated selling costs. Fair value is generally determined through the use of independent appraisals. In certain cases, internal cash flow analysis is used as the basis for fair value, if such amounts are lower than the appraised values.

Premises and Equipment
Premises and equipment are carried at cost. Depreciation and amortization are generally computed on the straight-line method. The estimated useful lives used to compute depreciation and amortization are 40 to 50 years for buildings and 5 to 10 years for furniture and equipment. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and improvements are capitalized.

Mortgage Servicing Rights
Effective October 1, 1996, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 122 "Accounting for Mortgage Servicing Rights." This standard requires the Company to recognize servicing rights as assets, regardless of how such assets were acquired. Additionally, the Company is required to assess the fair value of these assets at each reporting date to determine impairment. Mortgage servicing rights are being amortized on a straight line basis over periods not exceeding 8 years.

Income Taxes
Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for future deductible temporary differences. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Earnings Per Common Share
In December 1997, the Company adopted the provisions of SFAS Statement No. 128, "Earnings per Share". The Statement specifies the computation, presentation, and disclosure requirements for earnings per share for entities with publicly held common stock. It replaced the presentation of primary earnings per share with a presentation of earnings per common share and fully diluted earnings per share with earnings per common share - assuming dilution. All earnings per share data is stated to reflect the adoption of the Statement.

Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share - assuming dilution is computed by increasing the weighted average number of common shares outstanding during the period by the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued. Dilutive potential common shares of the Company include the Employees' and the Directors' stock option plans.

Employee Stock Ownership Plan (ESOP)
The Company accounts for its ESOP in accordance with Statement of Position 93-6, "Employers' Accounting For Employee Stock Ownership Plans", which requires the Company to recognize compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of ESOP shares differs from the cost of such shares, this differential will be charged or credited to equity. Management expects the recorded amount of expense to fluctuate as continuing adjustments are made to reflect changes in the fair value of the ESOP shares. ESOP shares are considered outstanding as they are committed to be released for purposes of computing earnings per share.

Stock - Based Compensation
In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-based Compensation" (SFAS 123). This statement encourages, but does not require, the adoption of fair value accounting for stock based compensation to employees. The Company, as permitted, has elected not to adopt the fair value accounting provisions of SFAS 123, and has instead continued to apply APB Opinion 25 and related interpretations in accounting for plans and provide the required proforma disclosures of SFAS 123.

Recently Adopted Accounting Standards
In October 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," effective for the fiscal years beginning October 1, 1998 and after. The new standard requires an entity to report and display comprehensive income and its components. The Company's comprehensive income includes net income plus net unrealized gain or loss on available for sale securities.

In October 1998, the Company adopted SFAS No. 132, "Employer's Disclosures about Pensions and Other Post Retirement Benefits," effective for fiscal years
beginning October 1, 1998 and after.   This Statement revises employers'
disclosures about pensions and other post retirement benefit plans. The Statement does not change the measurement or recognition of these plans.

In January 1999, the Company adopted SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." This statement amends SFAS 65 to require that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interest based on its ability and intent to sell or hold those investments. This statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the subsequent accounting for securities retained after the securitization of other types of assets by a nonmortgage banking enterprise.

Impact of New Accounting Standards
The FASB issued FASB No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal quarters of all fiscal years beginning after June 15, 2000, with earlier application encouraged. The Statement establishes accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The Company opted to delay adoption of this statement until required. The adoption of this statement is not expected to have a material impact on the consolidated financial statements.

Note 2 - Debt and Equity Securities
Assets available for sale at September 30, 1999 consisted of the following:

                                                    September 30, 1999
                                               -------------------------------
                                                           Unrealized
                                              Amortized  -------------  Fair
                                                 Cost    Gains  Losses  Value
                                               -------   -----  ------ -------
U. S. Government and agencies debt securities  $25,928    $ --   $600  $25,328
Government National Mortgage Association ARM's   5,525       3     --    5,528
Federal National Mortgage Association ARM's        274      --      2      272
Midwest Financial Institutions Trust, Series 3     396      --     67      329
                                               -------    ----   ----  -------
                                               $32,123    $  3   $669  $31,457
                                               =======    ====   ====  =======


At September 30, 1999, securities totaling $3,000 were pledged to secure municipal jumbo certificates of deposit.

Assets available for sale at September 30, 1998 consisted of the following:

                                                    September 30, 1998
                                               -------------------------------
                                                           Unrealized
                                              Amortized  -------------  Fair
                                                 Cost    Gains  Losses  Value
                                               -------   -----  ------ -------
U. S. Government and agencies debt securities  $17,106    $309   $ --  $17,415
Government National Mortgage Association ARM's   7,378      --     58    7,320
Federal National Mortgage Association              578       3     --      581
Midwest Financial Institutions Trust, Series 3     396      --     61      335
                                               -------    ----   ----  -------
                                               $25,458    $312   $119  $25,651
                                               =======    ====   ====  =======


Securities to be held to maturity at September 30, 1999 and 1998 consisted of the following:

                                                    September 30, 1999
                                               -------------------------------
                                                           Unrealized
                                              Amortized  -------------  Fair
                                                 Cost    Gains  Losses  Value
                                               -------   -----  ------ -------
Mortgage-backed securities:
  Federal Home Loan Mortgage Corporation       $   311    $  8   $ --  $   319
  Federal National Mortgage Association             75      --     --       75
Equity securities:
  Federal Home Loan Bank Stock                   1,252      --     --    1,252
                                               -------    ----   ----  -------
                                                $1,638    $  8   $ --  $ 1,646
                                               =======    ====   ====  =======


                                                    September 30, 1998
                                               -------------------------------
                                                           Unrealized
                                              Amortized  -------------  Fair
                                                 Cost    Gains  Losses  Value
                                               -------   -----  ------ -------
Mortgage-backed securities:
  Federal Home Loan Mortgage Corporation       $   437    $ 15   $ --  $   452
  Federal National Mortgage Association            412       4     --      416
Equity securities:
  Federal Home Loan Bank Stock                   1,185      --     --    1,185
                                               -------    ----   ----  -------
                                                $2,034    $ 19   $ --   $2,053
                                               =======    ====   ====  =======


The scheduled maturities of securities available for sale and held to maturity, excluding equity securities, at September 30, 1999 follows. Mortgage-backed securities are allocated among periods based on date of final payoff.

                                         Available for sale   Held to maturity
                                         ------------------   ----------------
                                          Amortized  Fair     Amortized  Fair
                                            Cost     Value      Cost     Value
                                          ---------  -----    ---------  -----
Due in one year or less                   $ 1,989   $2,063     $  75     $  75
Due from one to five years                 19,519   17,238        --        --
Due from five to ten years                  3,420    5,212       311       319
Due after ten years                         6,799    6,615        --        --
                                          -------  -------     -----     -----
                                          $31,727  $31,128     $ 386     $ 394
                                          =======  =======     =====     =====


Sales of available for sale securities totaled $500, $0, and $1,399, during the years ended September 30, 1999, 1998 and 1997, respectively. Gains totaled $11, $0, and $0, during these periods determined on the specific identification method.

Note 3 - Accrued Interest Receivable
Accrued interest at September 30, 1999 and 1998 is summarized as follows:

                                                               September 30,
                                                            ------------------
                                                              1999       1998
                                                            -------    -------
Investment securities available for sale                    $   228    $   248
Mortgage-backed securities held to maturity                       5          9
Loans receivable                                              1,078      1,074
                                                            -------    -------
                                                            $ 1,311    $ 1,331
                                                            =======    =======


Note 4 - Loans Receivable
Loans receivable at September 30, 1999 and 1998 consist of the following:

                                                              September 30,
                                                          --------------------
                                                            1999        1998
                                                          --------    --------
Real estate loans:
  One-to-four family                                      $106,719    $105,369
  Multi-family                                               1,454       1,582
  Nonresidential real estate and land                       26,204      25,517
  Construction residential                                  10,956      10,501
  Construction commercial                                    5,498       2,499
                                                          --------    --------
        Total real estate loans                            150,831     145,468
Commercial loans                                             2,654       2,841
Consumer loans                                              14,586      13,394
                                                          --------    --------
        Total  loans                                       168,071     161,703
Less: Loans in process                                       6,725       5,801
      Deferred fees and discounts                              138         121
                                                          --------    --------
        Net loans                                         $161,208    $155,781
                                                          ========    ========


Nonaccruing and renegotiated loans at September 30, 1999, 1998, and 1997 were $458, $0, and $0, respectively. The Company is not committed to lend additional funds to debtors whose loans have been modified. Interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the periods is as follows:

                                                            September 30,
                                                      ------------------------
                                                       1999     1998     1997
                                                      ------   ------   ------
Contractual interest income                            $ 45     $ --     $ --
Interest income recognized                              (26)      --       --
                                                       ----     ----     ----
Interest income foregone                               $ 19     $ --     $ --
                                                       ====     ====     ====


The activity in the allowance for loan losses is summarized as follows:

                                                            September 30,
                                                      ------------------------
                                                       1999     1998     1997
                                                      ------   ------   ------
Balance, beginning of the year                        $1,003   $1,124   $1,145
Provisions (returned to) or charged against income        --     (100)      --
Charge-offs                                               (8)     (21)    (21)
Recoveries                                                --       --      --
                                                      ------   ------   ------
                                                      $  995   $1,003   $1,124
                                                      ======   ======   ======

Note 5 - Loan Servicing
Mortgage loans serviced for others are not included in the accompanying statements of financial condition. The unpaid principal balances of those loans are summarized as follows:

                                                          September 30,
                                                   ---------------------------
                                                     1999      1998      1997
                                                   -------   -------   -------
Federal Home Loan Mortgage Corporation             $34,975   $31,363   $22,116
Others                                               1,103     1,177     1,246
                                                   -------   -------   -------
  Total                                            $36,078   $32,540   $23,362
                                                   =======   =======   =======


Following is an analysis of the changes in mortgage loan servicing rights:

                                                               September 30,
                                                            ------------------
                                                              1999       1998
                                                            -------    -------
Balance, beginning of the year                               $ 179      $  28
Originated rights                                              127        177
Amortized                                                      (56)       (26)
                                                            -------    -------
  Total                                                      $ 250      $ 179
                                                            =======    =======


Note 6 - Foreclosed Real Estate Held for Sale
Foreclosed real estate and related allowances at September 30, 1999 and 1998 consisted of the following:

                                                               September 30,
                                                            ------------------
                                                              1999       1998
                                                            -------    -------
Foreclosed real estate:
Balance, beginning of the period                             $  56      $ 127
Additions to foreclosed real estate                             72        330
Sales of foreclosed real estate                               (128)      (401)
                                                             -----      -----
Balance, end of the period                                   $  --      $  56
Allowance for loss                                              --         --
                                                             -----      -----
Net foreclosed real estate                                   $  --      $  56
                                                             =====      =====


Note 7 - Premises and Equipment
Premises and equipment at September 30, 1999 and 1998 consisted of the following:

                                                               September 30,
                                                            ------------------
                                                              1999       1998
                                                            -------    -------
Land                                                        $  592     $  592
Office buildings and improvements                            2,931      2,551
Furniture and equipment                                        549        536
                                                            ------     ------
                                                             4,072      3,679
Less accumulated depreciation                               (1,381)    (1,292)
                                                            ------     ------
Premises and equipment, net of accumulated depreciation     $2,691     $2,387
                                                            ======     ======


Depreciation expense was $113, $ 119, and $ 94 for the years ended September 30, 1999, 1998, and 1997, respectively.

Note 8 - Deposits
The major types of saving deposits by weighted interest rate, amounts, and the percentages of such types are as follows:

                                  September 30, 1999      September 30, 1998
                                ----------------------  ----------------------
                                Weighted                Weighted
                                Interest                Interest
                                  Rate    Amount    %     Rate    Amount    %
                                -------- -------- ----  -------- -------- ----
Noninterest bearing deposits        --%  $  3,362   2%      --%  $  1,400   1%
NOW accounts                      1.50%     3,163   2%    2.00%     2,971   2%
Super NOW accounts                1.75%     2,726   2%    2.25%     2,400   2%
Money market and passbook         3.09%    14,079   9%    3.29%    14,253   8%
                                         -------- ----           -------- ----
                                           23,330  15%             21,024  13%
Certificates of deposits          5.15%   130,662  85%    5.50%   130,931  87%
                                         -------- ----           -------- ----
  Totals                                 $153,992 100%           $151,955 100%
                                         ======== ====           ======== ====


A summary of certificates of deposit by maturity is as follows:

                                                              September 30,
                                                           -------------------
                                                             1999       1998
                                                           --------   --------
Within one year                                            $104,341   $ 96,777
One to two years                                             15,063     21,240
Two to three years                                            5,970      5,917
Four to five years                                            3,731      3,296
Thereafter                                                    1,557      3,701
                                                           --------   --------
                                                           $130,662   $130,931
                                                           ========   ========


At September 30, 1999, 1998, and 1997, respectively, interest expense on deposits for the indicated period is summarized as follows:

                                                          September 30,
                                                   ---------------------------
                                                     1999      1998      1997
                                                   -------   -------   -------
Money market                                       $   247   $   293   $   262
Passbook savings                                       203       184       173
Now                                                     98       123       124
Certificates of deposit                              6,872     6,943     6,376
                                                   -------   -------   -------
                                                   $ 7,420   $ 7,543   $ 6,935
                                                   =======   =======   =======


The aggregate amount of deposits with a minimum denomination of $100 was $24,885 at September 30, 1999 and $29,994 at September 30, 1998. Deposits in excess of $100 are not covered by federal deposit insurance.

Note 9 - Borrowed Funds
During the years ended September 30, 1999 and September 30, 1998, the company
obtained advances from the Federal Home Loan Bank.   The advances are under
the terms of its collateral agreement with the FHLB.  Security for the
advances is a blanket security agreement pledging first mortgage loans.   The
advances are fixed rate advances callable in either one or two years and quarterly thereafter.

At September 30, 1999, advances consisted of the following:

                                                           Interest
                                                            Rates      Amount
                                                           --------   --------
Amounts maturing in years ending:
September 30, 2000, 7 day advance, maturing 10/6/99          5.31%    $  2,500
September 30, 2004, 5 year advance, callable 10/1/99,
  and quarterly thereafter                                   4.18%       5,000
September 30, 2008, 10 year advance, callable 9/28/00,
  and quarterly thereafter                                   4.37%       5,000
September 30, 2009, 10 year advance, callable 5/8/00,
  and quarterly thereafter                                   4.72%       5,000
                                                                      --------
                                                                      $ 17,500
                                                                      ========


Note 10 - Federal and State Income Taxes
The Company and the Association file consolidated federal and state income tax returns on a fiscal year basis. The provisions for income taxes are summarized as follows:

                                                          September 30,
                                                   ---------------------------
                                                     1999      1998      1997
                                                   -------   -------   -------
Current:
  Federal                                          $ 1,851   $ 1,491   $ 1,142
  State                                                215       220       207
                                                   -------   -------   -------
                                                   $ 2,066   $ 1,711   $ 1,349
                                                   -------   -------   -------
Deferred:
  Federal                                          $  (271)  $    71   $   317
  State                                                (12)        3        36
                                                   -------   -------   -------
                                                   $  (283)  $    74   $   353
                                                   -------   -------   -------
Total provisions                                   $ 1,783   $ 1,785   $ 1,702
                                                   =======   =======   =======


A reconciliation of tax expense computed by applying the statutory corporate tax rate to earnings before taxes and the tax expense shown in the accompanying statements of operations is as follows:

                                                          September 30,
                                                   ---------------------------
                                                     1999      1998      1997
                                                   -------   -------   -------
Effective federal and state statutory rates          38.3%     38.3%     38.3%
                                                   -------   -------   -------
Expected tax at statutory rates                    $ 1,919   $ 1,949   $ 1,756
Adjustments to expected tax:
  Bad debt deductions                                   --       (38)       --
  Interest not taxable for state                       (92)      (45)     (30)
  Employee benefit plan differences                    (59)      (61)     (22)
  Other                                                 15       (20)      (2)
                                                   -------   -------   -------
                                                   $ 1,783   $ 1,785   $ 1,702
                                                   =======   =======   =======
Effective tax rates                                  35.6%     35.1%     37.1%
                                                   =======   =======   =======


In August 1996, new legislation was enacted that provided for the recapture into taxable income certain amounts previously deducted as additions to the bad debt reserves for income tax purposes. The Company is repaying the state income tax on approximately $1,523 of previous bad debt deductions over a six-year period. The Company has made provision for this tax in prior financial statements and repayment has no effect on income.

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                          September 30,
                                                   ---------------------------
                                                     1999      1998      1997
                                                   -------   -------   -------
Deferred tax assets:
  Deferred loan fees                               $   52    $   44    $   40
  State deferred income tax                            52        56        58
  Employee benefit plans                              102        94        89
  Other                                               239        29        --
                                                   -------   -------   -------
    Deferred tax assets                            $  445    $  223    $  187
                                                   -------   -------   -------
Deferred tax liabilities:
  Fixed assets                                     $ (403)   $ (418)   $ (430)
  Federal Home Loan Bank stock                       (231)     (204)     (176)
  State bad debt reserves                             (66)      (83)      (94)
  Mortgage servicing rights                          (101)      (72)      (11)
  Other                                                --       (86)      (42)
                                                   -------   -------   -------
    Deferred tax liabilities                       $ (801)   $ (863)   $ (753)
                                                   -------   -------   -------
    Net deferred tax liabilities                   $ (356)   $ (640)   $ (566)
                                                   =======   =======   =======


Specifically exempted from deferred tax recognition requirements are bad debt reserves for tax purposes of U. S. savings and loans in the Association's base year, as defined by regulations. Base year reserves totaled approximately $2,843. Consequently, a deferred tax liability of approximately $1,089 related to such reserves was not provided for in the consolidated statements of financial condition at September 30, 1999 and September 30, 1998. Payment of dividends to shareholders out of retained earnings deemed to have been made out of earnings previously set aside as bad debt reserves may create taxable income to the Company. The Company does not anticipate making any such distributions.

Note 11 - Commitments and Contingencies
As of September 30, 1999, the Company is committed to the funding of approximately $14,197 of loans. The Company had off balance sheet financial instruments representing credit risk in the form of unfunded lines and letters of credit in the amount of $703 at September 30, 1999 and $425 at September 30, 1998. At September 30, 1999 and September 30, 1998 there was no material litigation to which the Company was a party.

Note 12 - Employee Benefit Plans
The Association has a contributory defined contribution pension plan for all eligible employees. Retirement benefits under this form of pension plan are limited to the value of each participant's account at the time of retirement; therefore, vested benefits will not exceed the value of the participant's account at any time. The cost of the plan for the periods ended September 30, 1999 and 1998, was approximately $3 and $5, respectively.

In connection with the Conversion, as discussed in Note 1, the Company established the ESOP for the benefit of eligible employees. The Company purchased 138,862 shares of common stock on behalf of the ESOP in the Conversion. In December 1996, the Company purchased 26,730 additional shares with the proceeds from dividends on the unallocated ESOP shares. As of September 30, 1999, 12,536 shares were committed to be released and 54,106 shares have been allocated to participants. The fair value of the 98,950 unearned ESOP shares was $2,103 at September 30, 1999.

The Company recorded compensation related to the ESOP of $371 for the year ended September 30, 1999, $411 for the year ended September 30, 1998, and $311 for the year ended September 30, 1997.

On December 27, 1995, the Board approved an Employee Stock Program, Management Recognition Plans (MRP) for officers and directors, and a Directors Stock Option Plan subject to the approval of the stockholders. The shareholders approved these plans at the January 1996 shareholders meeting. The purpose of these plans is to retain personnel of experience and ability by providing employees and non-employee directors with compensation for their past services and as an incentive for such services in the future.

As of September 30, 1999 the Company has acquired 65,135 shares of its common stock on behalf of the MRP through open market purchases. An aggregate of 64,935 shares, net of forfeitures, have been awarded to the Company's Board of Directors and officers as of September 30, 1999, subject to vesting and other provisions of the MRP. At September 30, 1999 the deferred cost of unearned MRP shares totaled $411 and is recorded as a charge against stockholders' equity. Compensation expense will be recognized ratably over the five year
vesting period only for those shares awarded.   The Company recorded
compensation and employee benefit expense related to the MRP of $188 for the year ended September 30, 1999, $188 for the year ended September 30, 1998, and $193 for the year ended September 30, 1997.

Common stock totaling 36,626 shares have been granted and may be exercised by the Company's non-employee directors, subject to vesting and other provisions of the Directors' Stock Option Plan. No options were granted in the years ended September 30, 1999 and 1998. During the year ended September 30, 1997, 3,968 options were granted and may be exercised, subject to vesting at fifteen dollars and twelve and one half cents per share. During the year ended September 30, 1996, 32,658 options, net of forfeitures and shares exercised, were granted and may be exercised, subject to vesting, at fourteen dollars and twenty-five cents per share.

Common stock totaling 135,988 shares, net of forfeitures and shares exercised has been granted to the Company's key employees. The Company's key employees, subject to vesting and other provisions of the Employee Stock Program may exercise these shares. No shares were awarded during the years ended September 30, 1999 and 1998. During the year ended September 30, 1997, 11,000 options, net of forfeitures, were granted and may be exercised, subject to vesting, at twenty one dollars and twenty five cents per share. During the year ended September 30, 1996, 124,988 options, net of forfeitures and shares exercised, were granted and may be exercised, subject to vesting, at thirteen dollars and seventy-five cents per share.

As stated in note 1, The Company has elected not to adopt the fair value accounting provisions of SFAS 123, and has instead continued to apply APB Opinion 25 and related interpretations in accounting for plans and provide the required proforma disclosures of SFAS 123. Had the grant date fair value provisions of SFAS 123 been applied, for the year ended September 30, 1999, additional compensation of $148 would have been recognized, net income would have been $3,079, and earnings per common share would have been $2.07. For the year ended September 30, 1998, additional compensation of $150 would have been recognized, net income would have been $3,156, and earnings per common share would have been $1.94. For the year ended September 30, 1997, the additional compensation of $137 would have been recognized, net income would have been $2,747, and earnings per common share would have been $1.63.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. No options were granted in the fiscal years ended September 30, 1999 and 1998. Weighted-average assumptions used for grants in 1997 were, dividend yields of 3.00%, expected volatility of 60% and 64%, risk free interest rate of 6.51% and 6.04%, and expected lives of 7
and 8 years.   Weighted average assumptions used for grants in 1996 were, dividend yields of 3.00%, expected volatility of 65% and 70%, risk free interest rate of 5.57% and 6.86%, and expected lives of 7 and 8 years.

A summary of the status of the Company's two fixed stock option plans as of September 30, 1999, 1998, and 1997 and changes during the years then ended is as follows:

                                             September 30,
                       -------------------------------------------------------
                              1999               1998               1997
                       -----------------  -----------------  -----------------
                                Weighted           Weighted           Weighted
                                Average            Average            Average
                                Exercise           Exercise           Exercise
                        Shares    Price    Shares    Price    Shares    Price
                       -------  --------  -------  --------  -------  --------
Outstanding
  beginning of year    176,264   $14.350  177,864   $14.387  163,896   $13.859
Granted                     --        --       --        --   15,968    19.728
Exercised               (3,650)   14.168     (600)   13.750       --        --
Forfeited                   --        --   (1,000)   21.250   (2,000)   13.750
                       -------            -------            -------
Outstanding
  end of year          172,614   $14.354  176,264   $14.350  177,864   $14.387
                       =======            =======            =======
Options exercisable
  at year end           98,870   $14.199   67,146   $14.118   27,084   $13.882
Weighted average fair
value of options grant-
ed during the year               $    --            $    --            $  5.36


Shares outstanding at September 30, 1999 and the contractual life of those shares is as follows:

                                                      Remaining
                                         Number      Contractual
                                      Outstanding       Life
                                      -----------    -----------
Exercise Prices
   13.750                               124,988          7.0
   14.250                                32,658          6.3
   15.125                                 3,968          7.3
   21.250                                11,000          7.8
                                      -----------    -----------
Total shares and weighted average
  contractual life                      172,614          6.9
                                      ===========    -----------

Note 13 - Regulatory Matters
The plan of Conversion described in Note 1 provides for the establishment of a special liquidation account for the benefit of eligible account holders and the supplemental eligible account holders in an amount equal to the net worth of the Association as of the date of its latest statement of financial condition contained in the final offering circular used in connection with the conversion. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their accounts at the Association after the conversion. The liquidation account will be reduced from time to time to the extent that qualifying account balances are reduced. In the event of a complete liquidation, each eligible and supplemental eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Company may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause the Company's stockholders' equity to be reduced below applicable regulatory capital maintenance requirements for insured institutions or below the special liquidation account referred to above.

The Company's subsidiary is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the subsidiary must met specific capital guidelines that involve quantitative measures of the subsidiary's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The subsidiary's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the subsidiary to maintain minimum amounts and ratios (set forth in the table below) of tier 1 capital (as defined in the regulations) to adjusted total assets (as defined in the regulations), tier 1 risk-based capital to risk-weighted assets (as defined in the regulations), and of total risk-based capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations). Management believes, as of September 30, 1999, that the subsidiary meets all capital adequacy requirements to which it is subject.

As of June 30, 1999, the most recent notification from the Office of Thrift Supervision categorized the subsidiary as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the subsidiary must maintain minimum tier 1, tier I risk-based, total risk-based capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions category.

In the following table tier 1 capital is computed as a percentage of adjusted total assets of $201,435, at September 30, 1999, and $188,847, at September 30, 1998. Tier 1 risk-based capital and total risk-based capital are computed as a percent of total risk weighted assets of $120,875, for the year ended September 30, 1999, and $114,840, for the year ended September 30, 1998.

The following sets forth the unconsolidated subsidiary's compliance with each of the regulatory capital requirements as of September 30, 1999 and 1998.

                                              Minimum for       Minimum To Be
                                 Actual     Capital Adequacy  Well Capitalized
                             -------------  ----------------  ----------------
                                                      Minimum          Minimum
                              Amount   Ratio   Amount   Ratio   Amount   Ratio
                             -------  ------  -------  ------  -------  ------
As of September 30, 1999:
Tier 1 or leverage capital
  (to adjusted total assets) $26,586  13.20%  $ 8,057   4.00%  $10,072   5.00%
Tier 1 risk-based capital
  (to risk-weighted assets)  $26,586  21.99%  $ 4,835   4.00%  $ 7,253   6.00%
Total risk-based capital
  (to risk-weighted assets)  $27,229  22.53%  $ 9,670   8.00%  $12,088  10.00%

As of September 30, 1998:
Tier 1 or leverage capital
  (to adjusted total assets) $26,991  14.29%  $ 7,554   4.00%  $ 9,442   5.00%
Tier 1 risk-based capital
  (to risk-weighted assets)  $26,991  23.50%  $ 4,594   4.00%  $ 6,890   6.00%
Total risk-based capital
  (to risk-weighted assets)  $27,627  24.06%  $ 9,187   8.00%  $11,484  10.00%


Note 14 - Earnings Per Common Share
A reconciliation of earnings per common share to earnings per common share assuming dilution is as follows:

                                                          September 30,
                                                   ---------------------------
                                                     1999      1998      1997
                                                   -------   -------   -------
Earnings per common share:
Net income applicable to common stock              $ 3,227   $ 3,306   $ 2,884
                                                   =======   =======   =======
Weighted average number of common shares
  outstanding, in thousands                          1,489     1,627     1,687
                                                   =======   =======   =======
Earnings per common share                          $  2.17   $  2.03   $  1.71
                                                   =======   =======   =======

Earnings per common share - assuming dilution:
Net income applicable to common stock              $ 3,227   $ 3,306   $ 2,884
                                                   =======   =======   =======
Weighted average number of common shares
  outstanding, in thousands                          1,489     1,627     1,687
Effect of dilutive securities:
  Weighted average shares issuable under the
    Director's stock option plan, in thousands          15        18         6
  Weighted average shares issuable under the
    Employee's stock option plan, in thousands          53        63        27
                                                   -------   -------   -------
  Weighted average shares adjusted, in thousands     1,557     1,708     1,720
                                                   =======   =======   =======
Earnings per common share - assuming dilution      $  2.07   $  1.94   $  1.68
                                                   =======   =======   =======

Note 15 - Other Comprehensive Income
The amount of income tax expense or benefit allocated to each component of comprehensive income for the years ended September 30, 1999, 1998, and 1997, including reclassification adjustments are as follows:

                                                       September 30, 1999
                                                 -----------------------------
                                                  Before      Tax        Net
                                                   tax     (Expense)    of Tax
                                                  Amount  or Benefit   Amount
                                                 --------  ---------  --------
Unrealized losses on securities:
  Unrealized holding losses arising during period $ (847)  $  288      $ (559)
  Less: reclassification adjustment for gains
          realized in net income                     (11)       4          (7)
                                                 --------  ---------  --------
Other Comprehensive Income                        $ (858)  $  292      $ (566)
                                                 ========  =========  ========


                                                       September 30, 1998
                                                 -----------------------------
                                                  Before      Tax        Net
                                                   tax     (Expense)    of Tax
                                                  Amount  or Benefit   Amount
                                                 --------  ---------  --------
Unrealized gains on securities:
  Unrealized holding gains arising during period  $   69   $  (23)     $   46
  Less: reclassification adjustment for gains
          realized in net income                      --       --          --
                                                 --------  ---------  --------
Other Comprehensive Income                        $   69   $  (23)     $   46
                                                 ========  =========  ========


                                                       September 30, 1997
                                                 -----------------------------
                                                  Before      Tax        Net
                                                   tax     (Expense)    of Tax
                                                  Amount  or Benefit   Amount
                                                 --------  ---------  --------
Unrealized gains on securities:
  Unrealized holding gains arising during period  $  135   $  (46)     $   89
  Less: reclassification adjustment for gains
          realized in net income                      --       --          --
                                                 --------  ---------  --------
Other Comprehensive Income                        $  135   $  (46)     $   89
                                                 ========  =========  ========


Note 16 - Related Party Transactions
The Company had a total of $830 and $829 at September 30, 1999 and 1998, respectively, in direct loans to officers and directors. New loans totaled $96 and $520, and repayments totaled $95 and $116 for the years ended September 30, 1999 and 1998, respectively.

Deposits from related parties totaled $923 at September 30, 1999.

The Company purchases a major portion of its insurance coverage from a company partially owned by two Board Members. The Company paid $79, $40, and $41 for such coverage, during the years ended September 30, 1999, 1998 and 1997, respectively.

The Company paid $72, $72, and $72 to directors for director's fees during the years ended September 30, 1999, 1998, and 1997 respectively.

Note 17 - Other Noninterest Income and Expense
Other noninterest income and expense amounts are summarized as follows:

                                                          September 30,
                                                   ---------------------------
                                                     1999      1998      1997
                                                   -------   -------   -------
Other noninterest income:
  Service charges on deposits                       $ 226     $ 172     $ 156
  Other service charges and fees                      160       122        95
  Service fees on loans sold                          110        93        83
  Gain (loss) on sale of repossessed assets, net       13         6        24
  Other                                                78        60        82
                                                    ------    ------    ------
                                                    $ 587     $ 453     $ 440
                                                    ======    ======    ======
Other noninterest expense:
  Data processing charges                           $ 136     $ 113     $ 108
  Advertising                                          58        65        67
  Professional fees                                    47        56        76
  OTS assessments                                      50        55        48
  Stationary, printing, postage, and telephone         92        95        84
  Insurance and bond premiums                          41        45        43
  Other                                               136       111        94
                                                    ------    ------    ------
                                                    $ 560     $ 540     $ 520
                                                    ======    ======    ======


Note 18 - Significant Group Concentrations of Credit Risk
The Company invests a portion of its cash in deposit accounts with various financial institutions in amounts that may exceed the insured amount of $100. The Company performs ongoing evaluations of the financial institutions in which it invests deposits and periodically assesses its credit risk with respect to these accounts. The Company also sells federal funds to other institutions to maximize interest earned on idle cash. Federal funds sold are unsecured loans to the purchasing institution. In the case of insolvency, the Company would be at risk for federal funds sold to the insolvent institution. Federal funds sold totaled $150 and $45 at September 30, 1999 and 1998,
respectively.   The Company sells to a pre-approved list of institutions that are periodically evaluated.

Most of the Company's business activity is with customers located in the Northeast Texas and Southwest Arkansas area, accordingly, a substantial portion of its debtors' ability to honor their contracts is dependent upon this area. Loans to this group are primarily to individual homeowners and are secured by one to four family dwellings. The Company's largest loans to one borrower amounted to $3,531 at September 30, 1999. This portfolio is primarily collateralized by commercial real estate. The Company has loans outside its normal lending area to four different borrowers in Ft. Worth, Texas in the total amount of $3,375 and $2,541 at September 30, 1999 and 1998, respectively. This portfolio is secured by commercial and residential properties.

The Company's policy for requiring collateral on single family dwellings is that the loans not exceed 95% of collateral value. In some cases, however, with board approval, 100% of collateral value may be loaned. For commercial and multi-family dwellings, 85% of loan to collateral value is required. For loans on building sites, 80% of loan to collateral value is required. For loans on undeveloped land, 65% of loan to collateral value is required.

Note 19 - Derivative Financial Instruments
The Company has limited involvement with derivative financial instruments and does not use them for trading purposes.

Note 20 - Fair Value of Financial Instruments
Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The fair values may not represent actual values of the financial instruments that could have been realized as of year end or that will be realized in the future.

Cash and Cash Equivalents - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investments and Mortgage-related Securities - The fair value of longer-term investments and mortgage-related securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The carrying amounts of stocks approximate fair value because shares may be redeemed at par.

Loans - The fair value of performing loans is calculated by discounting expected cash flows using an estimated market discount rate for similar loans that would be made to borrowers with similar credit history and maturities. The fair value for nonaccrual loans was derived through a discounted cash flow analysis, which includes the opportunity costs of carrying a nonperforming asset. Estimated discount rates were based on the probability of loss and the expected time to recovery. Loans with a higher probability of loss were assigned higher risk premiums and were discounted over long periods of time, resulting in lower values.

Accrued Interest Receivable - For accrued interest receivable, the carrying amount is a reasonable estimate of fair value.

Deposit Liabilities - The fair value of deposits with no stated maturity, such as noninterest-bearing deposits, savings and NOW accounts, and money market and checking accounts is equal to the amount payable upon demand as of September 30, 1999 and 1998. The fair value of certificates of deposit is based on the present value of contractual cash flows. The discount rate used to compute present values is estimated using the rates currently offered for deposits of similar maturities in the Company's marketplace.

Borrowed Money - Due to the short-term maturity and or call provisions of the loans, the carrying amount is a reasonable estimate of the fair value.

Commitments to Extend Credit - The Company does not normally charge fees for commitments to extend credit. Interest rates on commitments to extend credit are normally committed for periods of less than one month. The Company does not normally issue standby letters of credit or other financial guarantees. Outstanding loan commitments and the unused portion of loans in progress totaled $14,197 and $11,466 at September 30, 1999 and 1998, respectively. Unused letters and lines of credit totaled $730 and $425 at September 30, 1999 and 1998, respectively. It is impractical to assign any fair value to these commitments.

The carrying amount and estimated fair value of the Company's financial instruments are as follows:

                                                      September 30,
                                          ------------------------------------
                                                 1999               1998
                                          -----------------  -----------------
                                          Carrying  Fair     Carrying  Fair
                                           Amount   Value     Amount   Value
                                          -------- --------  -------- --------
Financial assets:
  Cash and cash equivalents               $  3,158 $  3,158  $  2,635 $  2,635
  Assets available for sale                 31,457   31,457    25,651   25,651
  Investments and mortgage backed
    securities                               1,638    1,647     2,034    2,053
  Loans receivable, net                    161,208  162,861   155,781  158,698
  Accrued interest                           1,311    1,311     1,331    1,331
                                          -------- --------  -------- --------
    Total Financial Assets                $198,772 $200,434  $187,432 $190,368
                                          ======== ========  ======== ========

Financial liabilities:
  Deposits                                $153,992 $153,310  $151,955 $153,023
  Borrowed money                            17,500   17,500     6,600    6,600
                                          -------- --------  -------- --------
    Total Financial Liabilities           $171,492 $170,810  $158,555 $159,623
                                          ======== ========  ======== ========

Note 21 - Parent Company Only Financial Information
Condensed financial statements of Texarkana First Financial Corporation (parent company) are shown below. The parent company has no significant operating activities.

Condensed Statements of Financial Condition:
For the years ended September 30, 1999 and 1998:

                                                              1999      1998
                                                            -------   -------
Assets
  Cash                                                      $   158   $   340
  Investment securities available for sale                      329       335
  Dividends receivable                                           --        --
  Federal and state income tax receivable                        42        73
  Receivable from subsidiary                                     29        --
  Investment in subsidiary                                   26,191    27,158
                                                            -------   -------
    Total assets                                            $26,749   $27,906
                                                            =======   =======
Liabilities
  Accounts payable                                          $    --   $   114
  Dividends payable                                             263       268
  Accrued expenses                                              108       108
                                                            -------   -------
    Total liabilities                                           371       490
Stockholders' equity
  Common stock                                                   20        20
  Additional paid-in capital                                 13,742    13,627
  Common stock acquired by employee benefit plans            (1,448)   (1,831)
  Treasury stock                                             (9,210)   (5,996)
  Accumulated other comprehensive income                       (439)      127
  Retained earnings                                          23,713    21,469
                                                            -------   -------
    Total stockholders' equity                               26,378    27,416
                                                            -------   -------
    Total liabilities and stockholders' equity              $26,749   $27,906
                                                            =======   =======


Condensed Statements of Operations:
For the years ended September 30, 1999, 1998, and 1997:

                                                        1999    1998    1997
                                                       ------  ------  ------
Income:
  Income before equity in undistributed
    earnings of subsidiary                             $  110  $  123  $  113
  Dividends from subsidiary                             4,000   3,500   3,500
  Equity in undistributed income of subsidiary           (540)     23    (337)
                                                       ------  ------  ------
    Total income                                        3,570   3,646   3,276
Expenses:
  Compensation and employee benefits                      305     301     320
  Management fees                                         240     240     221
  Professional fees                                        14      20      20
  Income tax                                             (237)   (244)   (201)
  Other                                                    21      23      32
                                                       ------  ------  ------
    Total expense                                         343     340     392
                                                       ------  ------  ------
Net income                                             $3,227  $3,306  $2,884
                                                       ======  ======  ======

Condensed Statements of Cash Flow:
For the years ended September 30, 1999, 1998, and 1997:

                                                        1999    1998    1997
                                                       ------  ------  ------
Operating activities:
  Interest income                                      $  110  $  123  $  151
  Dividends from subsidiary                             4,000   4,000   3,000
  Miscellaneous income                                     --      --      --
  Cash paid to suppliers and employees                   (364)   (385)   (389)
  Interest paid                                            (1)     (1)    (10)
  Income tax (paid) received                              241     401      27
                                                       ------  ------  ------
    Net cash provided by (used in)
      operating activities                              3,986   4,138   2,779
                                                       ------  ------  ------

Investing activities:
  Purchase of assets available for sale                    --    (396)     --
  Proceeds from sale of assets available for sale          --      --   2,399
  Collection of ESOP loan principal                       139     139     139
                                                       ------  ------  ------
    Net cash provided by (used in)
      investing activities                                139    (257)  2,538
                                                       ------  ------  ------

Financing activities:
  Purchase of common stock for employee benefit plans      --      --     (59)
  Purchase of treasury stock                           (3,402) (2,788) (1,536)
  Sale of treasury stock                                   52       8      --
  Funds borrowed                                           --      --   4,435
  Borrowed funds repaid                                    --      --  (7,250)
  Dividend and return of capital distributions           (957)   (913)   (804)
                                                       ------  ------  ------
    Net cash provided by (used in)
      financing activities                             (4,307) (3,693) (5,214)
                                                       ------  ------  ------

Net change during the period                             (182)    188     103
Cash and cash equivalents at the
  beginning of the period                                 340     152      49
                                                       ------  ------  ------
Cash and cash equivalents at the end of the period     $  158  $  340  $  152
                                                       ======  ======  ======


Reconciliation of net income to net cash
provided by operating activities:
  Net income                                           $3,227  $3,306  $2,884
  Undistributed earnings of subsidiary                    540     (23)     --
  Excess distributions from subsidiary                     --      --     337
  Amortization of employee benefit plans                  215     199     199
  (Increase) decrease in dividends
    receivable from subsidiary                             --     500    (500)
  Increase(decrease) in income tax payable                 33     156    (173)
  Increase(decrease) in other receivables and payables    (29)     --      32
                                                       ------  ------  ------
    Net cash provided by(used in) operating activities $3,986  $4,138  $2,779
                                                       ======  ======  ======

                 TEXARKANA FIRST FINANCIAL CORPORATION
                    DIRECTORS AND EXECUTIVE OFFICERS


     DIRECTORS                               EXECUTIVE OFFICERS


     John M. Andres                            James W. McKinney
       Managing Partner,                         Chairman of the Board and
       Thomas & Thomas                           Chief Executive Officer

     John E. Harrison                          Donald N. Morriss
       President and                             Vice Chairman of the Board
       Chief Operating Officer

     Arthur L. McElmurry                       John E. Harrison
       Retired CEO,                              President and
       Wadley Regional Medical Center            Chief Operating Officer

     James W. McKinney                         Travis L. Mauldin
       Chairman of the Board and                 Executive Vice President
       Chief Executive Officer

     Donald N. Morriss                         James L. Sangalli
       Chairman and President,                   Chief Financial Officer
       Offenhauser & Co., Inc.

     Josh R. Morriss, Jr.
       Retired Chairman,
       Offenhauser & Co., Inc.






                              BANKING LOCATIONS


                                  Main Office

                             Third & Olive Streets
                         Texarkana, Arkansas 71854-5917


                          Branch Offices and Managers

     611 East Wood Street                      1011 W. Collin Raye Drive
     Ashdown, Arkansas 71822-3647              DeQueen, Arkansas 71832-2027
       Rocky B. Murray                           W. Lynn Chaney, VP

     6th & S. Main                             111 W. Shepherd
     Hope, Arkansas 71801-2616                 Nashville, Arkansas 71852-2021
       Paul S. Ball, VP                          Betty A. Willard

                           STOCKHOLDER INFORMATION



TRANSFER AGENT/REGISTRAR

   Registrar and Transfer Company
   10 Commerce Drive
   Cranford, New Jersey 07016-3572
   (800)866-1340



INDEPENDENT AUDITORS

   Wilf & Henderson, P.C.
   1430 College Drive
   P.O. Box 5197
   Texarkana, Texas 75505-5197



SPECIAL LEGAL COUNSEL

   Elias, Matz, Tiernan & Herrick L.L.P.
   734 15th Street, N.W., Suite 1200
   Washington, D.C. 20005



STOCKHOLDER REQUESTS

   Stockholders may request, without charge, a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission by writing:

        Debbie Rose, Secretary
        Texarkana First Financial Corporation
        P.O. Box 2950
        Texarkana, Arkansas 75504-2950

   Stockholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent, Registrar and Transfer Company.



MARKET LISTING

   Shares of the Company's common stock are listed and traded on the American Stock Exchange under the name of Texarkana, symbol "FTF". At September 30, 1999, the Company had approximately 400 stockholders of record. Such holdings do not reflect the number of beneficial owners of common stock.

            Glossary - Financial Terms

Allowance for Loan Losses. A reserve which reflects management's estimation of possible losses inherent in the loan portfolio.

Book Value Per Common Share. Common stockholders' equity divided by common shares outstanding (net of uncommitted ESOP shares).

Charge-Offs. Loan balances written off against the allowance for loan losses when the loan is deemed to be uncollectible.

Core Deposits. Deposits that are traditionally stable, including all deposits other than time deposits of $100,000 or more and foreign deposits.

Earning Assets. Interest- or dividend-bearing assets, including loans, investment securities and short-term investments.

Federal Funds. Generally one-day loans of excess reserves from one bank to another. When a bank sells (lends) federal funds, these funds are called "federal funds sold." When it buys (borrows) the funds, they are called "federal funds purchased."

Net Charge-Offs. Amount of loans written off, net of any recovery of loans previously written off.

Net Income Per Common Share. Net income applicable to common stockholders divided by average common shares outstanding, net of uncommitted ESOP shares.

Net Income Per Common Share - Assuming Dilution. Net income applicable to common stockholders divided by average common shares outstanding and common stock equivalents including restricted employee stock awards and convertible securities.

Net Interest Margin. Net interest income divided by average earning assets.

Net Interest Spread. The difference between the yield on earning assets and the cost of funds.

Net Operating Revenue. The sum of net interest income and noninterest income.

Nonperforming Assets.  Nonperforming loans plus other real estate owned.

Nonperforming Loans. Nonaccrual loans, accruing loans 90 days or more delinquent, and loans which have been restructured with material changes to interest rates or terms of repayment.

Operating Efficiency Ratio. Noninterest expense divided by net operating revenue.

Option. An agreement that allows, but does not require, a holder to buy or sale a financial instrument at a predetermined price for a specified time.

Other Real Estate Owned (OREO). Real estate acquired through loan default and to which the bank assumes title in order to sell the property.

Provision for Loan Losses. An adjustment to the reserve allowance for loan losses which impacts earnings.

Return on Assets (ROA).  Net income divided by average total assets.

Return on Equity (ROE).  Net income divided by average total equity.

Risk-Based Capital. The amount of capital (Tier 1 plus Tier 2) required by federal regulatory standards, based on a risk-weighting of assets.

Tier 1 Capital. Common stockholders' equity, qualifying perpetual preferred stock and minority interest in equity accounts of consolidated subsidiaries, adjusted for goodwill, other disallowed intangibles and unrealized gains and losses on securities available for sale.

Tier 2 Capital. The allowance for loan losses, nonqualifying perpetual and long-term preferred stock, hybrid capital instruments and subordinated debt, and intermediate-term preferred stock (subject to certain limitations).